UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 14, 2013		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (the “Plan”) and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2012, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 14, 2013

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2012	2011
ASSETS
Receivable - Employer Contributions	$93,479	$87,887
Notes Receivable from Participants	112,079	128,781

Total Receivables	205,558	216,668

Investments:
Plan’s Interest in Master Trust Assets at Fair Value	6,697,881	6,206,610

Total Investments	6,697,881	6,206,610

Total Assets	6,903,439	6,423,278

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	6,903,439	6,423,278
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(25,782)	(40,170)

Net Assets Available for Benefits	$6,877,657	$6,383,108

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year ended December 31,
	2012	2011
Contributions:
Employer	$360,046	$264,926
Employee	535,045	454,847
Rollover	—	694,548

Total Contributions	895,091	1,414,321

Investment Income:
Interest Income	5,180	8,306
Plan’s Interest in Master Trust Net Investment Gain (Loss)	718,443	(34,301)

Total Investment Income (Loss)	723,623	(25,995)

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,118,093	1,814,792
Administrative Expenses	5,903	2,375

Total Deductions	1,123,996	1,817,167

Net Increase (Decrease) Before Net Assets Transferred	494,718	(428,841)
Net Assets Transferred To Other Qualified Plans	(169)	(794,354)

Net Increase (Decrease) in Net Assets	494,549	(1,223,195)
Net Assets Available for Benefits at Beginning of Year	6,383,108	7,606,303

Net Assets Available for Benefits at End of Year	$6,877,657	$6,383,108

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Dietrich, Gerstenslager and Chilton facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan.

On March 1, 2011, the Company executed an agreement with Marubeni-Itochu Steel America Inc. (“MISA”) to combine certain assets of Dietrich Industries, Inc. (“Dietrich”) and ClarkWestern Building Systems in a newly-formed joint venture, Clarkwestern Dietrich Building Systems LLC (“ClarkDietrich”). The Company’s contribution to the new joint venture consisted of all of its metal framing business including six of Dietrich’s 13 facilities. The remaining seven facilities operated only to support the transition of the business into the new joint venture, and following this brief transition period, these assets were disposed of.

Eligibility:

Union employees at the Gerstenslager, Medina and Middletown facilities who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Union employees at the Dietrich and Chilton facilities are eligible to participate in the Plan after satisfying the applicable probationary period.

Contributions:

Employee Contribution - Cash or Deferred Option 401(k) – Participants at the Dietrich facilities may defer up to 15% of their compensation to be contributed to the Plan. Participants at the Gerstenslager facility may defer up to 50% of their compensation to be contributed to the Plan. Participants at the Chilton facility may defer up to 60% of their compensation to be contributed to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

In lieu of requiring employees to complete an enrollment designation, effective January 1, 2012, participants at the Medina Facility will be subject to an automatic enrollment arrangement whereby 2% of their compensation will be automatically contributed to the Plan. This automatic enrollment arrangement can be changed or revoked at the election of the employee.

Employer Matching Contributions – there are no matching contributions for the participants at the Dietrich or Gerstenslager facilities. The participants at the Chilton and Medina facilities receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation. The participants at the Middletown facility receive matching contributions equal to 50% of their section 401(k) contributions up to 4% of their compensation.

Monthly Company Contributions – There are no monthly Company contributions for the participants at the Chilton or Gerstenslager facilities. Prior to March 1, 2011, the participants at the Dietrich facilities receive monthly contributions according to union agreements in an amount equal to:

Warren, Ohio		Baltimore, Maryland
Date effective	Amount per Contributory Hour	Date effective	Amount per Contributory Hour
October 13, 2008	0.90	December 5, 2005	$0.60

Annual Company Contributions – There are no annual Company contributions for the participants at the Dietrich or Gerstenslager facilities. The participants at the Chilton facility receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up to and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees receive an annual contribution of 1% of pay regardless of age. This contribution is discretionary by the Company for employees of the Medina and Middletown facilities.

Participant Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), and earnings and losses thereon.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Effective December 6, 2012, future contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the participant’s total contribution to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, his vesting percentage shall be 100%.

Effective January 1, 2009, employer matching and annual contributions are vested 100% upon 3 or more years of service for all participants.

In connection with the formation of the ClarkDietrich joint venture, participants at the Warren facility became 100% vested in the Plan.

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

There were no forfeitures used to reduce Company contributions or pay reasonable expenses during 2012 and 2011. At December 31, 2012 and 2011, forfeited non-vested accounts were $138,417 and $129,929, respectively.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The participants at the Dietrich and Gerstenslager facilities may receive early payment of benefits after reaching the age of 59  1/2. Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a Dietrich or Gerstenslager participant may receive a lump-sum amount equal to the value of his or her account. Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices. Fair value of the common collective trust is determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

On May 9, 2011, the Company executed an agreement with International Tooling Solutions, LLC to combine certain assets of its automotive body panels subsidiary, The Gerstenslager Company, in a newly-formed joint venture, ArtiFlex Manufacturing, LLC. As a result of this transaction, effective August 16, 2011, assets of the Plan with a fair value of $399,911 were transferred to the ArtiFlex Manufacturing Gerstco Division Profit Sharing Plan.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2009.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 2% at December 31, 2012 and 2011, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2012	2011
Mutual Funds	$256,775,578	$213,238,226
Common Collective Trust	46,421,657	42,584,067
Worthington Industries, Inc. Common Stock	44,681,006	39,287,248

Total	$347,878,241	$295,109,541

Investment Income (Loss) for the Master Trust:

	2012	2011

Interest and Dividend Income	$9,780,402	$5,976,207
Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	23,641,871	(10,483,559)
Worthington Industries, Inc. Common Stock	21,459,340	(2,348,260)

Total	$54,881,613	$(6,855,612)

At December 31, 2012 and 2011, the Master Trust held 1,719,041 and 2,398,302 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $1,342,188 and $876,184 for the years ended December 31, 2012 and 2011, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2012 and 2011 were as follows:

	2012	2011
Mellon Stable Value	$1,166,185	$—
Fidelity Freedom 2020 Fund	896,822	689,401
Dodge & Cox Stock Fund	563,420	436,094
Harbor Capital Appreciation R Fund	490,196	438,437
Fidelity Freedom 2025 Fund	440,347	N/A
Fidelity Freedom 2030 Fund	436,158	451,993
DFA US Target Value	358,600	364,827
Fidelity Managed Income Portfolio Fund	—	1,621,336

5.	Benefit-Responsive Contracts

The Plan held one stable value investment contract with the Trustee as of December 31, 2012, the Mellon Bank Stable Value Fund, and two stable value investment contracts with the Trustee as of December 31, 2011: 1) the Fidelity Managed Income Portfolio and 2) the Schwab Stable Value Fund (collectively, the “portfolios”). The portfolios are open-end commingled pools that invest in underlying assets, typically fixed-income securities or bond funds and enter into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed for resetting on a periodic (at least semi-annual) basis for the Mellon Bank Stable Value Fund, on a quarterly basis for the Fidelity Managed Income Portfolio and on a monthly basis for the Schwab Stable Value Fund. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Mellon Stable Value Fund

	December 31,
	2012	2011
Investments at Fair Value	$1,191,967	$—
Adjustments to Contract Value	(25,782)	—

Investments at Contract Value	$1,166,185	$—

Average Yield on Actual Earnings	1.58%	N/A
Crediting Interest Rate	1.38%	N/A

Fidelity Managed Income Portfolio

	December 31,
	2012	2011
Investments at Fair Value	$—	$1,621,336
Adjustments to Contract Value	—	(39,988)

Investments at Contract Value	$—	$1,581,348

	June 30, 2012	December 31, 2011
Average Yield on Actual Earnings	0.74%	1.92%
Crediting Interest Rate	1.83%	1.39%

Schwab Stable Value Fund

	December 31,
	2012	2011
Investments at Fair Value	$—	$26,305
Adjustments to Contract Value	—	(182)

Investments at Contract Value	$—	$26,123

	April 30,	December 31, 2011
Average Yield on Actual Earnings	1.22%	1.53%
Crediting Interest Rate	1.22%	4.59%

The average yield on actual earnings and the crediting interest rate as of April 30, 2012 for the Schwab Stable Value Fund is equal to actual investment income divided by average net assets as of the liquidation date.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500 filed with the IRS. Form 5500 reports net assets at fair value and the financial statements report at contract value.

	2012	2011
Net Assets Available for Benefits Per the Financial Statements	$6,877,657	$6,383,108
Adjustment From Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	—	40,170

Net Assets Available for Benefits Per Form 5500	$6,877,657	$6,423,278

The following table reconciles changes in net assets available for benefits, per the financial statements, for the year ended December 31, 2012 to the Form 5500 filed with the IRS for the 2012 Plan Year. A principal difference is due to interest and earnings transactions being recorded on the Form 5500 at fair value while the financial statements report interest and earnings at contract value.

2012
Net Increase in Net Assets Per the Financial Statements, Before Net Assets Transferred	$494,718
Change From Prior Year in the Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(40,170)

Net Income Per Form 5500	$454,548

9.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2012:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$340,987	$340,987	$—	$—
Fixed Income Funds	194,584	194,584	—	—
Growth Funds	1,751,729	1,751,729	—	—
Index Funds	222,246	222,246	—	—
Lifecycle Funds	2,791,859	2,791,859	—	—

Total Mutual Funds	5,301,405	5,301,405	—	—
Common Collective Trust	1,191,967	—	1,191,967	—
Worthington Industries, Inc. Common Stock	204,509	204,509	—	—

Total	$6,697,881	$5,505,914	$1,191,967	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2011:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$294,457	$294,457	$—	$—
Fixed Income Funds	152,317	152,317	—	—
Growth Funds	1,493,508	1,493,508	—	—
Index Funds	194,083	194,083	—	—
Lifecycle Funds	2,222,587	2,222,587	—	—

Total Mutual Funds	4,356,952	4,356,952	—	—
Common Collective Trust	1,647,641	—	1,647,641	—
Worthington Industries, Inc. Common Stock	202,017	202,017	—	—

Total	$6,206,610	$4,558,969	$1,647,641	$—

10.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$6,697,881

*	Participant Loans	Interest Rates Ranging From 2.00% to 9.25%	N/A	112,079

				$6,809,960

*	Party-in-Interest to the Plan